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                                                                  EXHIBIT 20(a)


[LOGO]     PAIRGAIN TECHNOLOGIES, INC.  14402 Franklin Avenue   Tel 714.832.9922
                                        Tustin, CA  92780-7013  Fax 714.832.9924



                                                          N E W S  R E L E A S E


                                                           For more information:

                                                           Charles McBrayer
                                                           Kim Gower
                                                           714-832-9922


                           PAIRGAIN TECHNOLOGIES, INC.
                         ADOPTS STOCKHOLDER RIGHTS PLAN

        Tustin, CA -- (December 8, 1998) -- PairGain(R) Technologies, Inc. (NASDAQ: PAIR) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on December 14, 1998.

        Each Right will entitle Stockholders to buy one ten-thousandth of a share of a newly created series of preferred stock of the Company, Series A Preferred Stock, at an Exercise Price of $55.00. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive Stockholders of their interest in the long-term value of the Company. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock.

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                                PAIRGAIN ADOPTS STOCKHOLDER RIGHTS PLAN / 2 OF 3


        The Rights are exercisable for fractional shares of Series A Preferred Stock rather than shares of Common Stock to avoid the Company having to reserve a significant amount of its Common Stock for issuance upon exercise of the Rights. The Series A Preferred Stock is designed such that each one ten-thousandth of a share is the economic equivalent of one share of the Company's Common Stock. If the Rights to purchase these fractional shares of Series A Preferred Stock become exercisable by virtue of a person or group acquiring 15% or more of PairGain's outstanding Common Stock, then each Stockholder, other than the acquiror, is entitled to purchase, for $55.00, that number of fractional shares of Series A Preferred Stock (or, in certain circumstances, shares of the Company's Common Stock, property or other securities of the Company) having a market value worth twice that amount, or $110.00. If, after the Rights become exercisable, PairGain is acquired by another company in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, the Rights entitle each PairGain Stockholder to purchase, for $55.00, that number of the acquiring company's common shares having a market value worth $110.00. Each scenario results in substantial economic dilution to the acquiring entity.

        At any time on or prior to the close of business on the tenth business day after the date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for $.001 per Right at the option of the Board of Directors.


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                                PAIRGAIN ADOPTS STOCKHOLDER RIGHTS PLAN / 3 OF 3


        The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

        The dividend distribution will be made on December 14, 1998 payable to stockholders of record on that date. The Rights will expire on December 14, 2008. The initial distribution of Rights is not taxable to stockholders.

ABOUT PAIRGAIN

        PairGain Technologies, Inc. is the world leader in the design, manufacture and marketing of DSL (Digital Subscriber Line) networking systems. Service providers and private network operators worldwide use PairGain's products to deploy DSL-based services, such as high-speed Internet, remote LAN access and enterprise LAN extensions over the existing infrastructure of copper telephones lines.

        For more than ten years, PairGain has been recognized as a technology leader and industry innovator. The company offers the widest range of HDSL, ADSL and SDSL-based systems available. Its product lines include HiGain(R) T1/E1 access systems, small subscriber carrier systems, including PG-Flex(R) and PG-Plus(TM), enterprise LAN systems and megabit access solutions, including the Avidia(TM) System, integrated access concentrator and Megabit Modems(TM). Currently, more than 1,000,000 PairGain DSL nodes are installed iN over 70 countries. Additional information about PairGain is available on the Internet at www.pairgain.com.


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